UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SGOCO Group, Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)
406548107

(CUSIP Number)

Shuk Yu Wong
Flat A, 21/F, Oak Mansion
Taikoo Wan Road
Hong Kong

With a copy to:
Lloyd H. Spencer, Esq.
Nixon Peabody, LLP
401 9th Street NW, Suite 900
Washington, DC 20004
(202) 585-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 406548107	Page 2 of 5

SCHEDULE 13D

CUSIP No. 406548107

1	NAME OF REPORTING PERSONS Shuk Yu Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 1,000,000 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer:

This statement relates to the Ordinary Shares, $0.001 par value, of SGOCO Group, Ltd. (the “Issuer”). The address of the principal executive offices of the Issuer is 14/F, Building #4, Beijing International Center, No. 38 East 3rd Ring Road North, Chaoyang District, Beijing, Fujian, China 10006.

Item 2.	Identity and Background:

(a)	Name: Shuk Yu Wong

(b)	Residence Address: Flat A, 21/F, Oak Mansion, Taikoo Wan Road, Hong Kong

(c)	Principal Occupation: None

Name, principal business and address of any corporation or organization in which employment is conducted: N/A

(d)	Convictions: None

(e)	Civil Proceedings: None

(f)	Citizenship: Hong Kong

Item 3.	Source and Amount of Funds or Other Consideration:

On October 28, 2011, Sun Zone gifted 1,000,000 ordinary shares to Shuk Yu Wong.

Item 4.	Purpose of Transaction:

The Reporting Person acquired the securities to which this statement relates for investment purposes and does not have a present intent to acquire or influence control over the business of the Issuer. The Reporting Person may, from time to time, dispose of some or all of such securities, acquire additional securities of the Issuer, or continue to hold such securities, depending on business and market conditions, the Reporting Person’s continuing evaluation of the business and prospects of the Issuer and other factors. The Reporting Person does not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer:

The percentages of the class of securities set forth below are based on 17,258,356 shares of the Issuer’s Common Stock outstanding at September 30, 2011, as reported on the Issuer’s Report on Form 6-K as filed with the Securities and Exchange Commission on November 15, 2011.

(a)	The aggregate number of the class of securities beneficially owned by the Reporting Person is 1,000,000 and the percentage of the class of securities beneficially owned by the Reporting Person is 5.8%.

(b)	The number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 1,000,000 Shares

(ii) Shared power to vote or to direct the vote: 0 Shares

(iii) Sole power to dispose or to direct the disposition of: 1,000,000 Shares

(iv) Shared power to dispose or to direct the disposition of: 0 Shares

(c)	Other than as described herein, no transactions have been effected during the past 60 days.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the securities to which this statement relates.

(g)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2012

By:	/s/ Shuk Yu Wong
Shuk Yu Wong

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).